Exhibit 99.12

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. – Name and Address of Reporting Issuer

Osisko Gold Royalties Ltd (the "Corporation" or "Osisko")
1100 Avenue des Canadiens-de-Montréal
Suite 300
Montréal, Québec
H3B 2S2

Item 2. – Date of Material Change

February 8, 2016

Item 3. – News Release

A news release with respect to the material change referred to in this report was issued by the Corporation through the facilities of Marketwired on February 8, 2016 and filed on the system for electronic document analysis and retrieval (SEDAR) on February 8, 2016.

Item 4. – Summary of Material Change

On February 8, 2016, the Corporation announced that it had entered into an agreement with a syndicate of underwriters co-led by BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., and including National Bank Financial Inc., Macquarie Capital Markets Canada Ltd., CIBC World Markets Inc., Haywood Securities Inc., Scotia Capital Inc., TD Securities Inc., Cormark Securities Inc., Dundee Securities Ltd. and Paradigm Capital Inc. (collectively, the "Underwriters"), which have agreed to purchase, on a bought deal basis, 9,940,000 units of the Corporation ("Units") at a purchase price of $15.10 per Unit (the "Offering Price"), for aggregate gross proceeds of $150,094,000 (the "Offering").

Item 5. – Full Description of Material Change

Osisko announced that it had entered into an agreement with the Underwriters, which have agreed to purchase, on a bought deal basis, 9,940,000 Units at the Offering Price for aggregate gross proceeds of $150,094,000. Each Unit will consist of one common share of the Corporation and one-half of one common share purchase warrant of the Corporation (each whole common share purchase warrant of the Corporation, a "Warrant"). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with a warrant indenture, one common share of the Corporation (each, a "Warrant Share") at an exercise price of $19.08 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the date that is thirty-six (36) months following the closing date of the Offering.

In addition, the Corporation has granted the Underwriters an option to purchase an additional 1,491,000 Units at the Offering Price, on the same terms and conditions as the Offering, to raise additional gross proceeds of up to $22,514,100, exercisable in whole or in part for a period of 30 days from and including the closing date of the Offering. If the over-allotment option is exercised in its entirety, a total of 11,431,000 Units will be issued for aggregate gross proceeds of $172,608,100.

The Offering is expected to close on or about February 26, 2016, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals (including the approval of the Toronto Stock Exchange) and the applicable securities regulatory authorities.

The Corporation plans to use the net proceeds from the offering for working capital and general corporate purposes, including funding resource royalty and stream acquisitions.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Item 6. – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. – Omitted Information

Not applicable.

Item 8. – Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

André Le Bel
Vice President Legal Affairs and Corporate Secretary

(514) 940-0670 x156
www.osiskogr.com

Item 9. – Date of Report

February 18, 2016